SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

GAMCO Investors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

_______361438104_________
(CUSIP Number)

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________April 17, 2019________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

1	Names of reporting persons GGCP, Inc.
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,632,947 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,632,947 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,632,947 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 42.3%(1)
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO
(1) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.6% of the Issuer’s common stock.  See Item 5.

1	Names of reporting persons GGCP Holdings, LLC
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,616,444 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,616,444 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,616,444 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 42.1%(2)
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO
(2) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.6% of the Issuer’s common stock.  See Item 5.

1	Names of reporting persons Gabelli & Company Investment Advisers, Inc.
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) NONE
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 816,501 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 816,501 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 816,501 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 9.5%(3)
14	Type of reporting person (SEE INSTRUCTIONS) CO
(3) Taking into account the Issuer’s outstanding Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 0.4% of the Issuer’s common stock.  See Item 5.

1	Names of reporting persons Associated Capital Group, Inc.
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) NONE
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,200,000 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,200,000 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,200,000 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 25.6%(4)
14	Type of reporting person (SEE INSTRUCTIONS) CO
(4) Taking into account the Issuer’s outstanding Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 1.1% of the Issuer’s common stock.  See Item 5.

1	Names of reporting persons Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) ☐ (b)☐
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)☐
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,634,947 (See Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,634,947 (See Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,634,947 (See Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares ☒ (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 42.3% (5)
14	Type of reporting person (SEE INSTRUCTIONS) IN
(5) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 95.9% of the Issuer’s common stock.  See Item 5.

Explanatory Note:  This Amendment No. 8 to Schedule 13D on the Class A Common Stock of GAMCO Investors, Inc. (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”),which was originally filed on February 6, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
Item 1.	Security and Issuer
Item 1 is amended and restated in its entirety as follows:
The title of the class of equity securities to which this statement relates is the Issuer’s Class A Common Stock, par value $0.001 per share (the “Class A Shares”).  The Class A Shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “GBL”.  Mario J. Gabelli (“Mario Gabelli”) is deemed to be the controlling person of the Issuer on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, Inc. (“GGCP”), a privately held Wyoming corporation, which, through GGCP Holdings, LLC (“GGCP Holdings”), owns a majority of the voting stock and a majority of the capital stock of the Issuer.  The address of the principal executive officers of the Issuer is GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1435.
Item 2.	Identity and Background
Item 2 is amended and restated in its entirety as follows:
This statement is being filed by Mario Gabelli and various entities which he directly or indirectly controls.

, and - This statement is being filed by one or more of the following persons: Gabelli Foundation, Inc. (“Foundation”), GGCP, GGCP Holdings, Gabelli & Company Investment Advisers, Inc. (“GCIA”), Associated Capital Group, Inc. (“AC”) and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.

GGCP makes investments for its own account and is the managing member and holder of a majority of the equity interest of GGCP Holdings.  GCIA is a 100% owned subsidiary of Associated Capital Group, Inc. (“AC”), which is an NYSE listed company that was spun-off by the Issuer on November 30, 2015.  AC, through GCIA, is engaged in the alternative investment management and institutional research services business.  Mario Gabelli is also deemed to be the controlling person of AC on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, which, through GGCP Holdings, owns a majority of the voting stock and a majority of the capital stock of AC.

The Issuer is the parent company for a variety of companies engaged in the securities business including the management of registered investment companies and separately managed accounts.

Mario Gabelli is the Chairman, Chief Executive Officer, Chief Investment Officer and controlling shareholder of the Issuer.  Mario Gabelli is the Executive Chairman and Chief Executive Officer of AC.  Mario Gabelli is also the controlling stockholder, Chief Executive Officer and a director of GGCP.  Mario Gabelli is also a member of GGCP Holdings and has a profits interest in GGCP Holdings.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation.

The Reporting Persons do not admit that they constitute a group.

The business address of Mario Gabelli is GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.  GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  GGCP Holdings is a Delaware limited liability company having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  GCIA is a Delaware Corporation having its principal business office One Corporate Center, Rye, NY 10580. AC is a Delaware corporation having its principal offices at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
 - – None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 – Each Reporting Person is a citizen of the United States.
Item 4.	Purpose of Transaction
Item 4 is amended, in pertinent part, as follows:

Mario Gabelli serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  As disclosed in Item 1 above, Mr. Gabelli is also deemed to be the control person of the Issuer.  Because of the foregoing, the Reporting Persons at any time and from time to time in the ordinary course of performing their roles relating to the Issuer or as investors in the Issuer may propose or take action in relation to the business of the Issuer including: changes in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; the business and operations of the Issuer; share repurchases by the Issuer; distributions by the Issuer, including the amounts, makeup and timing thereof; the terms of any new issuances of an existing or new class of securities by the Issuer; sales of assets; changes in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; and any such other matters.  Any such proposals or actions by the Reporting Persons may be based on the Reporting Persons’ views of their best interest, their obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer’s financial position, future actions taken by the Issuer’s Board, price levels of the common stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Persons’ sole determination.  In as much as none of these proposals or activities would represent a material change in the plans of the Reporting Persons regarding their control over the Issuer, the Reporting Persons will not file amendments to this Schedule 13D reflective thereof.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Other than as described above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
Item 5 is amended, in pertinent part, as follows:

(a) This filing is being made due to the Issuer’s repurchase of approximately 1.2 million Class A Shares in a private transaction. The information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 8,591,184 Class A Shares outstanding as of April 17, 2019, as provided by the Issuer.  In addition, the information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto assumes the conversion of the 599,943 Convertible Class B Shares into Class A Shares by GGCP Holdings. Mario Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the Reporting Persons.  GGCP is deemed to have beneficial ownership of the securities owned beneficially by GGCP Holdings and GCIA.

The following table sets forth information with respect to the beneficial ownership of the Class A Shares and the Class B Shares by each of the Reporting Persons.  However, this table ignores the fact that the 599,943 Convertible Class B Shares may be exchanged for Class A Shares so as to reflect the total voting power of the Reporting Persons, as the Class B Shares have ten votes per share and the Class A Shares have only one vote per share.  The percentages of beneficial ownership below are based upon 8,591,184 Class A Shares and 19,024,117 Class B Shares outstanding as April 18, 2019, as provided by the Issuer.

Name of Beneficial Owner	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned			Percentage of Combined Voting Power of All Classes of Stock
	Class A	Class B	Total A&B	Class A	Class B	Total A&B
GGCP, Inc.	3,033,004	18,313,741	21,346,745	35.3%	96.3%	77.3%	93.6%
GGCP Holdings, LLC	3,016,501	18,313,741	21,330,242	35.1%	96.3%	77.2%	93.6%
GCIA	816,501	--	816,501	9.5%	--	3.0%	0.4%
AC	2,200,000	--	2,200,000	25.6%	--	8.0%	1.1%
Mario J. Gabelli	3,035,004	18,767,036	21,802,040	35.3%	98.6%	78.9%	95.9%

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli is indirect with respect to securities beneficially owned directly by other Reporting Persons controlled by Mario Gabelli.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 18, 2019

GGCP, INC.
GGCP HOLDINGS, LLC
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
ASSOCIATED CAPITAL GROUP, INC.
MARIO J. GABELLI

By:  /s/ Douglas R. Jamieson
Douglas R. Jamieson
Attorney-in-Fact

Schedule I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:
The following sets forth as to each of the executive officers and directors of the reporting persons: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Entity/Officer or Director	Principal Occupation and Employment
GGCP, Inc. Directors:
Mario J. Gabelli
Chairman & Chief Executive Officer
GAMCO Investors, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC

Executive Chairman and Chief Executive Officer of Associated Capital Group, Inc.

Chief Executive Officer and Chief Investment Officer
GGCP, Inc.

Marc J. Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael M. Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Francis J. Conroy	Special Assistant to CEO, Secretary
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary
GGCP Holdings LLC Members:
GGCP, Inc.	Manager and Member
Mario J. Gabelli	Member

Gabelli & Company Investment Advisers, Inc. Directors:
Douglas R. Jamieson
Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Maria Gigi	President Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

Set forth below is the beneficial ownership of the Issuer’s Class A Common Stock and Class B Common Stock for each of the Covered Persons as of April 18, 2019, except for Covered Persons who are also Reporting Persons, whose beneficial ownership is reported in Item 5 above.  Unless otherwise indicated, to our knowledge, the persons or entities named in the table below have sole voting and investment power with respect to all shares indicated as beneficially owned by those persons.
	No. of shares of Class A Common Stock	No. of shares of Class B Common Stock
Silvio Berni	–	–
Kieran Caterina	11,000	–
Marc J. Gabelli	17,332	3,018
Matthew R. Gabelli	25,494	56,729
Michael M. Gabelli Elisa M. Wilson	6,782 3,500	17,047 15,808
Kevin Handwerker	8,404	–
Douglas R. Jamieson	29,259	29,471
Diane LaPointe	9,000	–
Frederick V. Salerno	–	–
Vincent Tese	–	–

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

No transactions in the past sixty days.